CETUS CAPITAL ACQUISITION CORP.

Floor 3, No. 6, Lane 99

Zhengda Second Street, Wenshan District

Taipei, Taiwan, R.O.C. 11602

BY EDGAR

December 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

RE:	Cetus Capital Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 21, 2023
File No. 001-41609

Dear Sir / Madam:

On behalf of our client, Cetus Capital Acquisition Corp. (the “Company”), a Delaware corporation, we hereby submit this letter in response to the comments set forth in that certain letter dated December 27, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the Preliminary Proxy Statement on Schedule 14A that the Company filed with the Commission on December 21, 2023 (the “Proxy”).

The Company is responding to the Staff’s comments as set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1 – General

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response

In response to the comment, and with your consent, we will add to the “Risk Factors” section of the Definitive Proxy Statement on Schedule 14A that we will file with the Commission the following new risk factor:

“We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Our sponsor, Cetus Sponsor, LLC, a Delaware limited liability company, is controlled by AWinner Limited, a British Virgin Islands entity the sole stockholder and director of which is Chung-Yi Sun, a resident of Taiwan and the President, Chief Executive Officer and Chairman of the board of Directors of our company.

As a result, if we conduct our initial business combination with a U.S. business, such business combination might be subject to review by U.S. foreign investment regulations and review by a U.S. government entity such as CFIUS, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. U.S. regulators of foreign investment such as CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, or ultimately prohibit the initial business combination, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to our company and its stockholders.

As a result of the foregoing, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination prior to the deadline set forth in our Amended and Restated Certificate of Incorporation because the review process drags on beyond such deadline or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive an amount per share equal to a pro rata portion of the amount available in the Trust Account, and our rights and warrants will expire worthless. This will also cause investors to lose the investment opportunity in a target company and the chance of realizing future gains on their investment through any price appreciation in the combined company.”

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Chung-Yi Sun